Filed Pursuant to Rule 433
Registration Statement No. 333-184426-01

South Carolina Electric & Gas Company

FINAL TERM SHEET

Dated: May 20, 2014

Issuer:    South Carolina Electric & Gas Company

Name of Securities:	First Mortgage Bonds, 4.50% Series due June 1, 2064

Size:	$300,000,000

Expected Ratings:
Moody’s: A3 (stable outlook); S&P: A (negative outlook); Fitch: A (stable outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	May 20, 2014

Settlement Date:	May 27, 2014 (T+4)

Maturity Date:	June 1, 2064

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2014

Coupon (Interest Rate):	4.50%

Benchmark Treasury:	3.625% due February 15, 2044

Benchmark Treasury Yield:	3.354%

Spread to Benchmark Treasury:	+120 basis points (1.20%)

Yield to Maturity:	4.554%

Make-Whole Redemption Provision:	Prior to December 1, 2063, make-whole call at Adjusted Treasury Rate +20 basis points

Par Redemption Provision:	On or after December 1, 2063

Price to Public:	98.938%, plus accrued interest from, and including, May 27, 2014

Underwriting Discount:	0.875%

Net Proceeds to Issuer (before expenses):	$294,189,000, plus accrued interest from, and including, May 27, 2014

Denominations:	$1,000 x $1,000

CUSIP:	837004 CH1

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC

Co-Managers:	U.S. Bancorp Investments, Inc., Drexel Hamilton, LLC and FTN Financial Securities Corp
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:
Credit Suisse Securities (USA) LLC –            1-800-221-1037 (toll free)

J.P. Morgan Securities LLC –             1-212-834-4533 (collect)
TD Securities (USA) LLC –            1-855-495-9846 (toll free)
Wells Fargo Securities, LLC –            1-800-326-5897 (toll free)
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